

08025948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

FEB 2 0 2008

Washington, DC
101

| SEC FILE NUMBER |
|---|
| 8- 66057 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
MM/DD/YY                                                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *ROCKLAND PARTNERS, LP*

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___87 BEECHWOOD ROAD___
(No. and Street)

___SUMMIT___          ___NJ___          ___07901___
(City)                (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___BUONO,   JOHN   R___
(Name – if individual, state last, first, middle name)

**PROCESSED**
MAR 0 7 2008
THOMSON
FINANCIAL

___86 ROSSMORE AVENUE___  ___BRONXVILLE___  ___N___  ___10708___
(Address)               (City)            (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/6/08

Potential persons who are to respond to the collection of
information contained in this form are not required to respond

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _Richard Conroy_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Rockland Partners, LP_ , as of _December 31_ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_N/A_

_____

_____

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ROCKLAND PARTNERS, LP**
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for the Broker-Dealer Claiming an Exemption form SEC Rule 15c3-3
For the fiscal year ended December 31, 2007

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Partners
Rockland Partnership, LP

In planning and performing our audit of the financial statements of Rockland Partnership, LP, for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any way for the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is

subject to the risk that they may become inadequate, because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John R. Buono, CPA
Bronxville, New York
February 9, 2008

**John R. Buono**
Certified Public Accountant
86 Rossmore Avenue
Bronxville, NY 10708
914 337-7367

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Rockland Partners, LP (a Texas Limited Partnership), as of December 31, 2007 and the related statements of income, changes in partners'equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockland Partners, LP, as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R. Buono, CPA
Bronxville, New York
February 13, 2008

# Rockland Partners, LP

**Report Pursuant to Rule 17a-5(d)**

**For the Calendar Year Ended December 31, 2007**

**ROCKLAND PARTNERS, LP**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 10,044 |
| CRD Deposit | | 95 |
| Total Assets | $ | 10,139 |

### LIABILITIES

| | | |
|---|---|---|
| Miscallaneous Payables | $ | - |
| Total Liabilities | $ | - |

### PARTNERS' EQUITY

Partners' Equity

| | | |
|---|---|---|
| Total Partners' Equity | $ | 10,139 |
| Total Liabilities and Partners' Equity | $ | 10,139 |

The accompanying notes are an integral part of these financial statements.

## ROCKLAND PARTNERS, LP
## STATEMENT OF CHANGES IN PARTNERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---:|
| Beginning balance at January 1, 2007 | $ | 11,353 |
| Capital contributions | | - |
| Withdrawl of capital | | 83,187 |
| Current operating Profit | | 81,973 |
| Ending balance at December 31, 2007 | $ | 10,139 |

The accompanying notes are an integral part of these financial statements.

# ROCKLAND PARTNERS, LP
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2007

### REVENUES

| | |
|---|---:|
| Fees | $ 87,072 |
| FINRA Payment | $ 35,000 |
| Other | 235 |
| Total Revenues | 122,307 |

### EXPENSES

| | |
|---|---:|
| Consulting fees | 17,195 |
| Fees and registration | 1,925 |
| Payments to Other Broker Dealers | 11,700 |
| Professional fees | 3,050 |
| Other | 6,464 |
| Total Expenses | 40,334 |
| Income before taxes | $ 81,973 |

The accompanying notes are an integral part of these financial statements.

## ROCKLAND PARTNERS, LP
### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:

| | | |
|---|---:|---:|
| Net Income | $ 81,973 | |
| Decrease in Due to Partner | (1,068) | |
| Decrease in Daily Account | (25) | |
| Increase in liabilities | - | 80,880 |

Cash flows from investing activities:

| | | |
|---|---:|---:|
| Distributions to partners | (83,187) | |
| | | (83,187) |

| | | |
|---|---|---:|
| Net cash flow | | (2,307) |
| Beginning cash balance - January 1, 2006 | | 12,351 |
| Ending cash balance - December 31, 2006 | | $ 10,044 |

The accompanying notes are an integral part of these financial statements.

# ROCKLAND PARTNERS, LP
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
## FOR THE YEAR ENDED DECEMBER 31, 2007

Balance at January 1, 2007                                          $      -

    Changes during calendar year 2007          NONE

Balance at December 31, 2007                                       $      -

# ROCKLAND PARTNERS, LP
## STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
### DECEMBER 31, 2007

| | | |
|---|---|---:|
| Total ownership equity from the statement of financial condition | $ | 10,139 |
| Deduct ownership equity not allowable for net capital | | - |
| Total ownership equity qualified for net capital | | 10,139 |
| | | |
| Add: | | |
| 1. Liabilities subordinated to claims of general creditors allowable in the computation of net capital | | |
| 2. Other allowable credits | | - |
| | | |
| Total capital and allowable subordinated liabilities | | 10,139 |
| | | |
| Deductions and/or charges | | |
| 1. Total non-allowable assets from statement of financial condition | | 95 |
| 2. Current note deficiency | | - |
| 3. Commodity futures, contracts and spot commodities proprietary capital changes | | - |
| 4. Other deductions and/or changes | | - |
| Subtotal | | 10,044 |
| | | |
| Other additions and/or allowable credits | | |
| 1. Contractual securities commitment | | - |
| 2. Subordinated securities borrowings | | - |
| 3. Trading and investment securities | | |
| a. Exempted securities | | - |
| b. Debt securities | | - |
| c. Options | | - |
| d. Other securities | | - |
| 4. Undue concentrations | | - |
| 5. Other | | - |
| | | |
| Net Capital | $ | 10,044 |

Schedule I continued on next page.

**ROCKLAND PARTNERS, LP**
RECONCILIATION OF NET CAPITAL AND RESERVE REQUIREMENTS AND BROKER-
DEALER UNAUDITED PART 11 OR PART IIA, FORM X-17A-5
DECEMBER 31, 2007

|  | Reconciliation With Partnership Computation | Computation of Basic Net Capital Requirements |
|---|---|---|
| Per December 31, 2007 audit report | $ 10,044 | $ 5,000 |
| Reported by broker dealer on Part IIA, Form X-17A-5 | 10,044 | 5,000 |
| Difference | $ - | $ - |
| Excess net capital |  | $ 5,044 |
| Excess net capital at 100% |  | $ 5,044 |
| Ratio of aggregate indebtedness to net capital |  | 0.00% |

· SCHEDULE II
# ROCKLAND PARTNERS, LP
COMPUTATION OF RESERVE REQUIREMENT UNDER RULE 15c-3-3
DECEMBER 31, 2007

|  | Credits | Debits |
|---|---|---|
| 1. Free credit balance and other credit balances in customers' security accounts. | $ - | $ - |
| 2. Monies borrowed, collateralized by securities carried for the account of customers. | - | - |
| 3. Monies payable against customers' securities loaned. | - | - |
| 4. Customer's securities failed to receive credit balances in firm. accounts which are attributable to principal sales to customers. | - | - |
| 5. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days. | - | - |
| 6. Market value of short security count difference over 30 calendar days old. | - | - |
| 7. Market value of short securities and credits (not to be offset by longs or by debts) in all suspense accounts over 30 calendar days. | - | - |
| 8. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days. | - | - |
| 9. Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection | - | - |
| 10. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver. | - | - |
| 11. Failed to deliver customers' securities no older than 30 calendar days. | - | - |
| 12. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in contract accounts. | - | - |
| Total | $ - | $ - |

Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account".                    NONE

**ROCKLAND PARTNERS, LP**
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note A – *Organization and nature of business:*

The partnership is operating under the Limited Liability Partnership laws of the State of Texas. The Partnership is a non-public broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers would be handled by a correspondent broker-dealer. The Partnership's office is located in Summit, New Jersey.

Note B – *Clearing:*

The Partnership is currently inactive in securities trading. No clearing agreement is in effect.

Note C – *Contingencies and Commitments/Related Party Transactions* – The Partnership currently pays no rent for office facilities.

*Contingencies* – the Partnership is a potential party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims would be without merit, and an unfavorable disposition would not have a material on the financial position of the Partnership. Further, the Partnership anticipates no losses due to environmental issues or hazardous employee working conditions.

Note D – *Significant accounting policies:*

Income is recorded when services are completed and expenses are recorded when they are incurred. The Partnership uses the accrual method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Federal Income Taxes* – Federal income taxes are paid at the individual partner level. These statements do not include any accrual for federal or state income taxed.

*Cash Flows Presentation* – for the purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. The statement of cash flows is prepared using the indirect method.

Note E – *Partners' Equity:*

The Partnership is comprised of The Rockland Group, LLC as General Partner, and one individual as a limited partner.

Note F – *Net Capital Requirements:*

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1), at December 31, 2007 the Partnership had net capital of $10,044, which was $5,044 in excess of its required net capital of $5,000.

# DESIGNATION OF ACCOUNTNANT
## (Notice Pursuant to Rule 17a-5(f)(2))

(i)  Broker Dealer
     Name:                          Rockland Partners, LP

     Address:                       87 Beechwood Road
                                    Summit, NJ  07901

     Telephone:                     (908) 277-0446

     SEC  Registration Number:      8-66057

     NASD Registration Number:      127855

(ii) Accounting Firm

     Name:                          John R. Buono, CPA

     Address:          .            86 Rossmore Avenue
                                    Bronxville, NY  10708

     Telephone:                     (914) 337-7367

     Accountant's State Registration Number: 069777

(iii) Audit date covered by the Agreement:        12-21-2007

(iii) The contractual commitment to conduct broker or dealer's annual audit—(check
      one)
                        (✓ is for the audit only for the fiscal year ending 2007 *

                        ( ) is of a continuing nature providing for successive annual
                        audits

                        * if this commitment is not of a continuing nature, it will be
                        necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed:

Siganture: _____

Name: _____

Title: _____

**END**